Exhibit 99.1

                              B COMMUNICATIONS LTD.
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                 2 Dov Friedman St., Ramat-Gan, 52503, Israel -
                 +972-3-9240000 (phone), +972-3-939-9832 (fax)

             Notice of Extraordinary General Meeting of Shareholders
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Dear. Shareholders:

We cordially invite you to an Extraordinary General Meeting of Shareholders to be held on Tuesday, June 22, 2010 at 10:00 a.m. (Israel time) at our offices at 2 Dov Friedman Street, Ramat Gan 52503, Israel.

The purpose of the meeting is to approve certain amendments to our Articles of Association in order to comply with the control permit issued to us by the Prime Minister of Israel and the Israeli Minister of Communications in connection with our acquisition of the controlling interest in Bezeq - The Israeli Telecommunications Corp., Israel's largest telecommunications provider (TASE:
BZEQ).

Shareholders may review the full version of the proposed resolutions in our proxy statement as well as the accompanying proxy card, as of May 20, 2010, via the Israeli Securities Authority's electronic filing system at http://www.magna.isa.gov.il or the website of the Tel-Aviv Stock Exchange Ltd. at http://maya.tase.co.il and also at our offices (2 Dov Friedman St., Ramat-Gan, 52503, Israel - +972-3-9240000 (phone), +972-3-939-9832 (fax)).

Our company's representative is Mr. Ami Barlev (2 Dov Friedman Street,
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Ramat Gan, Israel Tel: 03-7530104 Fax: 03-5758093).
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Shareholders of record at the close of business on May 18, 2010 are entitled to notice of and to vote at the meeting. You can vote either by mailing in your proxy or in person by attending the meeting. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting. If you attend the meeting, you may vote in person and your proxy will not be used. Detailed proxy voting instructions shall be provided both in the Proxy Statement and on the enclosed proxy card.

Quorum and Voting
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The presence, in person or by proxy, of shareholders holding or representing, in the aggregate, at least one third of our company's voting rights will constitute a quorum at the Meeting. No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. If within half an hour from the time designated for the adjourned Meeting a quorum is not present, any number of shareholders present will constitute a quorum. This notice shall serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Holders of "Exceptional Holdings"(1), as set forth in the Company's Articles, shall not have any voting rights at a General Meeting. Any shareholder participating in a General Meeting shall certify to the Company prior to the vote or, if the shareholder is voting by a proxy or any similar instrument, on such proxy card or similar instrument, as to whether or not his holdings in the Company or his vote require the approval of the Prime Minister of Israel and the Israeli Minister of Communications pursuant to the Communications Law (Telecommunications and Broadcasting), 1982 and the Communications Order; in the event that any shareholder does not provide such certification as aforesaid, he shall not be entitled to vote at a General Meeting and his vote shall not be counted for quorum purposes.

An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the proposal.

May 14, 2010

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(1)   "Exceptional Holdings Shall have the meaning assigned to such term in the in the Israeli Communications Order (Telecommunications and Broadcasting) (Determination of Essential Service Provided by "BEZEQ" - the Israeli Telecommunications Corp., Limited), 5757-1997, issued by the Israeli Minister of Communications, as amended from time to time (the "Communications Order"); for so long as the Communications Order applies to the Company;